August 27, 2024

Jun Liu
Vice President of Finance
PDD Holdings Inc.
First Floor, 25 St. Stephen   s Green
Dublin 2, D02 XF99
Ireland

        Re: PDD Holdings Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2023
            File No. 001-38591
Dear Jun Liu:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Our Company, page 3

1. Please revise to discuss in more detail the founding of Temu, including where the majority of its current operations and customers are located and how its business and operations are differentiated from those of Pinduoduo. In this regard, your description of the platforms is nearly identical, making it unclear how you choose to manage them and how they contribute to your overall financial performance. In addition, identify through which entities you operate your Temu and Pinduoduo businesses in your organizational chart on page 4.
Our Holding Company Structure and Contractual Arrangements with the VIE, page 4

2.      Describe the contractual arrangements with the VIE, including the
shareholders    voting
        rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement that you reference on page 5.
 August 27, 2024
Page 2
3. We note your disclosure in footnote (1) to the organizational chart that Mr. Lei Chen and
       Mr. Jianchong Zhu "have entered into a series of contractual arrangements with Hangzhou
       Weimi, pursuant to which the Company has control over and is the primary beneficiary of
       Hangzhou Aimi." Please revise any references to control or benefits that accrue to you because of the VIE so they are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP, and your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.
4.     We note your disclosure on page 5 that "revenues contributed by the VIE and its
       subsidiaries accounted for 59.3%, 56.2% and 45.7% of our total revenues for 2021, 2022 and 2023, respectively." Please revise to include a follow up statement that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On page
       10 where you state that "PDD Holdings Inc.   s ability to pay dividends
to the shareholders
       and to service any debt it may incur may depend partially upon dividends paid by our mainland China subsidiaries and license and service fees paid by the VIE," revise to note, as you do on page 5, that revenues contributed by the VIE and its subsidiaries accounted for 59.3%, 56.2% and 45.7% of our total revenues for 2021, 2022 and 2023, respectively.
Our Operations in China Are Subject to PRC Laws and Regulations, page 5

5. We note your disclosure that "based on the advice of King & Wood Mallesons, our PRC legal counsel, we are of the view that none of us, our mainland China subsidiaries, the
       VIE or its subsidiaries is required under the M&A Rules to obtain any permission from the CSRC for our previous securities offerings." Revise to clarify whether you, your mainland China subsidiaries, and the VIE or its subsidiaries are covered by any permissions requirements by the CSRC for future offerings. In this regard, your current disclosure states only that you "may" be subject to CSRC approval, but does not take a position on its applicability to you. If you did not consult counsel on this issue, then explain why, as well as the basis for your conclusions regarding whether approval is required.
6. We note your disclosure that you have not "received any request from the Cyberspace
       Administration of China, or the CAC, to undergo a cybersecurity review pursuant to the
       Cybersecurity Laws." Please revise to explicitly state whether you believe that you, your mainland China subsidiaries, and the VIE or its subsidiaries are covered by permissions requirements from the CAC. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approval is required.
Summary of Risk Factors, page 7

7. In your summary of risk factors, revise your acknowledgement that "[c]hanges in China's economic, political or social conditions or government policies could have a material advese effect on [y]our business and operations" to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
       and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign
 August 27, 2024
Page 3

       investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you may register for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Cross-reference to more detail on this risk in your Risk Factors discussion.
The Holding Foreign Companies Accountable Act, page 7

8.     Revise to explicitly disclose the location of your auditor   s
headquarters.
Risks Related to Our Multi-jurisdictional Operations, page 9

9. Here and on page 43, we note the inclusion of references to "multiple jurisdictions" with respect to disclosure that was previously focused on risks related to the PRC government in your 20-F for the fiscal year ended December 31, 2022. It is unclear to us that there have been changes in the regulatory environment in the PRC since your prior annual report on Form 20-F was filed warranting revised disclosure to mitigate the challenges you face in the PRC and related disclosures. Please remove the mitigating language and discuss plainly and directly the risks relating to doing business in China, separate from the risks you may face in other jurisdictions. Additionally, please revise any other China-
       Based Companies risk factors with mitigating language in a similar fashion, such as the deletion of language on pages 9 and 46-47.
10. Your disclosure about cash transfers from your mainland China subsidiaries to entities outside of mainland China acknowledges limitations upon transfers, "to the extent cash in
       [y]our business is in mainland China." However, your disclosure elsewhere acknowledges the paid-in capital and the statutory reserve funds of your subsidiaries and the net assets of the VIE that are held in China. Revise to remove language "to the extent" of cash held in mainland China to specifically acknowledge such funds and assets.
Cash and Asset Flows Through Our Organization, page 10

11. Revise to disclose your intentions to settle amounts owed under the VIE agreements. Also disclose whether any dividends or distributions have been made to date by your subsidiaries and the VIE. In this regard, your disclosure only states that PDD Holdings
       Inc. has not declared or paid any cash dividends.
Risk Factors
The PRC government's significant oversight and discretion..., page 47

12. Describe the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 August 27, 2024
Page 4
Information on the Company, page 62

13. Revise to provide a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. Refer to Item 4.B. of Form 20-F. Directors and Senior Management, page 99

14. Disclose the number of limited partners of your PDD Partnership and whether there is any particular requirement to maintain a certain number of limited partners of the
       Partnership. Elaborate upon how the PDD Partnership helps you "better manage [y]our business and to carry our [y]our vision, mission and value continuously." Also, clarify whether the PDD Partnership currently has the ability to appoint executive directors. Your disclosure on page 100, and elsewhere in the annual report, says that such right has yet to come into effect and yet you identify Mr. Lei Chen as an executive director and your disclosure seems to indicate that the current size of the Board would allow for 3 executive directors to be nominated by the Partnership.
Note 2. Summary of Significant Accounting Policies
(n) Advertising expenditures, page F-20

15. Please revise to disclose advertising expenditures and incentive programs, separately for each period presented. Refer to ASC 720-35-50-1.
(x) Segment Reporting, page F-23

16. Please provide us with a detailed analysis of how you determined you have one reportable segment and revise your disclosure as applicable. In doing so, clarify why the Pinduoduo and Temu platforms do not qualify as separate reportable segments. Refer to ASC 280-10-
       50-1 through 50-9. If you are aggregating operating segments tell us how you evaluated all the criteria in ASC 280-10-50-11 and 12, including how they have similar economic characteristics.
14. Revenues, page F-35

17. We note you offer a wide range of products on your platforms. Revenues are currently disaggregated by online marketing service and other and transaction services. Please tell us your consideration of further disaggregating revenue, including by geographical region, market or type of customer and sales channel. Refer to ASC 606-10-50-5 and ASC 606-
       10-55-89 through 91.
16. Income Taxes, page F-37

18. We note you plan to indefinitely reinvest a majority of the Groups undistributed earnings.
       Please disclose the amount of unremitted foreign earnings. Refer to ASC 740-30-50-2b.
 August 27, 2024
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services